DOCUMENT>
SC 13G
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interstate123108.txt


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)


Interstate Hotels & Resorts Inc
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

46088S106
(Cusip Number)

(Holdings as of December 31, 2008)
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	Rule 13d-1(b)
[X]     Rule 13d-1(c)
	Rule 13d-1(d)

CUSIP No. 	46088S106

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(1)NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TLG Partners, LP
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(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  0
                                                        (b)  0
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(3)SEC USE ONLY

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(4)CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
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NUMBER OF SHARES                              (5)SOLE VOTING POWER
VOTING POWER                                     0
BENEFICIALLY OWNED                            ---------------------------------
BY EACH REPORTING                             (6)SHARED VOTING POWER
PERSON WITH                                      2,036,700
                                              ---------------------------------
                                              (7)SOLE DISPOSITIVE POWER
                                                 0
                                              ---------------------------------
                                              (8)SHARED DISPOSITIVE POWER
						 2,036,700
                                              ---------------------------------

(9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,036,700
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(10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

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(11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.4%
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(12)TYPE OF REPORTING PERSON*
    PN
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CUSIP No. 46088S106
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(1)NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TLG Capital Investment, LLC
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(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  0
                                                        (b)  0

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(3)SEC USE ONLY

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(4)CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
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NUMBER OF SHARES                              (5)SOLE VOTING POWER
VOTING POWER                                     0
BENEFICIALLY OWNED                            ---------------------------------
BY EACH REPORTING                             (6)SHARED VOTING POWER
PERSON WITH                                      2,036,700
                                              ---------------------------------
                                              (7)SOLE DISPOSITIVE POWER
                                                 0
                                              ---------------------------------
                                              (8)SHARED DISPOSITIVE POWER
						 2,036,700
                                              ---------------------------------


(9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,036,700
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(10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.4%
-------------------------------------------------------------------------------
(12)TYPE OF REPORTING PERSON*
    IA
-------------------------------------------------------------------------------




CUSIP No. 46088S106
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(1)NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Timothy Griffith
-------------------------------------------------------------------------------
(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  0
                                                        (b)  0
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(3)SEC USE ONLY

-------------------------------------------------------------------------------
(4)CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------

NUMBER OF SHARES                              (5)SOLE VOTING POWER
VOTING POWER                                     29,750
BENEFICIALLY OWNED                            ---------------------------------
BY EACH REPORTING                             (6)SHARED VOTING POWER
PERSON WITH                                      2,036,700
                                              ---------------------------------
                                              (7)SOLE DISPOSITIVE POWER
                                                 29,750
                                              ---------------------------------
                                              (8)SHARED DISPOSITIVE POWER
						 2,036,700
                                              ---------------------------------


(9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,066,450
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(10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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(11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.5%
-------------------------------------------------------------------------------
(12)TYPE OF REPORTING PERSON*
    IN
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					SCHEDULE 13G




       This Schedule 13G (the Schedule 13G), relating to shares of Common Stock,par value $.0.01 per share (the Shares) of Interstate Hotels & Resorts,Inc. (the Issuer) is being filed with the Securities and Exchange Commission on behalf of (i) TLG Partners, L.P., a Texas limited partnership (TLG Partners); (ii) TLG Capital Investment, LLC, a Texas limited liability company and general partner of TLG Partners (TLG Capital); and (iii) Mr. Timothy Griffith the managing member of TLG Capital (Mr. Griffith and together with those persons listed in (i) and (ii) above, the Reporting Persons).



Item 1(a)Name of Issuer.

        Interstate Hotels & Resorts, Inc.
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Item 1(b)Address of Issuers Principal Executive Offices.

	4501 North Fairfax Drive, Ste 500, Arlington, VA 22203-1656, United
        States
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Item 2(a)	Name of Person Filing.
Item 2(b)	Address of Principal Business Office.
Item 2(c)	Place of Organization.

             (a)  This filing is made on behalf of each of the following persons (collectively, the Reporting Persons):

                 (i) TLG Partners, L.P. (TLG Partners);

                 (ii) TLG Capital Investment, LLC, (TLG Capital); and

                 (iii) Mr. Timothy Griffith (Mr. Griffith)

             (b) The address of the principal business offices of each of the Reporting Persons is 4131 North Central Expressway, Suite 800, Dallas, TX 75204

             (c) TLG Partners, a Texas limited partnership, serves as a general partner of a certain Texas limited partnership and as advisor to a certain managed account. TLG Capital, a Texas limited liability company, serves as general partner of TLG Partners. Mr. Griffith, a U.S. citizen, is the managing member of TLG Capital.
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Item 2(d)	Title of Class of Securities.

                common stock, par value $0.01 (the Common Stock)
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Item 2(e)	CUSIP Number.

                46088S106
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Item 3	Reporting Person.

        The persons filing are not listed in Items 3(a) through 3(j).
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Item 4	Ownership.

TLG Partners:

        (a) TLG Partners is a beneficial owner of 2,036,700 shares of Common Stock.

        (b) TLG Partners is the beneficial owner of 6.4%, of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by the number of shares of Common Stock issued and outstanding in the amount of 31,841,316 according to the Issuers Form 10-Q filed with the Securities and Exchange Commission on November 6, 2008.

        (c)  Number of Shares as to which TLG Partners has:

	     (i) Sole power to vote or direct the vote 0.
	     (ii) Shared power to vote or to direct the vote 2,036,700.
	     (iii) Sole power to dispose or direct the disposition of 0.
	     (iv) Shared power to dispose or direct the disposition of
                  2,036,700.

TLG Capital:

        (a) TLG Capital may be deemed to be a beneficial owner of 2,036,700 shares of Common Stock as a result of serving as the general partner to TLG Partners.

        (b) TLG Capital may be deemed to be the beneficial owner of 6.4%, of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by the number of shares of Common Stock issued and outstanding in the amount of 31,841,316 according to the Issuers Form 10-Q filed with the Securities and Exchange Commission on November 6, 2008.

        (c)  Number of Shares as to which TLG Capital has:

	     (i) Sole power to vote or direct the vote 0.
	     (ii) Shared power to vote or to direct the vote 2,036,700.
	     (iii) Sole power to dispose or direct the disposition of 0.
	     (iv) Shared power to dispose or direct the disposition of
                  2,036,700.

Mr. Griffith:

        (a) Mr. Griffith may be deemed to be a beneficial owner of 2,036,700 shares of Common Stock as a result of being the managing member of TLG Capital. Additionally, Mr. Griffith is the sole beneficial owner of 29,750 shares of Common Stock.

        (b) Mr. Griffith is the beneficial owner of 6.5% of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by the number of shares of Common Stock issued and outstanding, in the amount of 31,841,316 according to the Issuers Form 10-Q filed with the Securities and Exchange Commission on November 6, 2008.

        (c)  Number of Shares as to which Mr. Griffith has:

	     (i) Sole power to vote or direct the vote 29,750.
	     (ii) Shared power to vote or to direct the vote 2,036,700.
	     (iii) Sole power to dispose or direct the disposition of 29,750.
	     (iv) Shared power to dispose or direct the disposition of
                  2,036,700.
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Item 5	Ownership of Five Percent or Less of a Class.

        Inapplicable.
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Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

	Inapplicable.
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Item 7	Identification and Classification of the Subsidiary which Acquired the
        Security Being Reported On by the Parent Holding Company.

        Inapplicable.
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Item 8	Identification and Classification of Members of the Group.

        Inapplicable.
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Item 9	Notice of Dissolution of Group.

        Inapplicable.
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Item 10	Certification.


        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or nfluencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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Exhibits

	Exhibit 1

        Joint Filing Agreement dated February 12, 2009, between the TLG Partners, TLG Capital and Mr. Griffith.

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                                          SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	Date: February 12, 2009.

                                           TLG Partners, L.P.

                                           By: TLG Capital Investment, LLC, its
                                           general partner

                                           By: /s/ Timothy Griffith
                                           Name: Timothy Griffith
                                           Title: Managing Member



                                           TLG Capital Investment, LLC

                                           By: /s/ Timothy Griffith
                                           Name: Timothy Griffith
                                           Title: Managing Member




                                           TIMOTHY GRIFFITH

                                           /s/ Timothy Griffith


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                                           EXHIBIT 1

                                    JOINT FILING AGREEMENT

	In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Interstate Hotels & Resorts, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

	The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

	This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

	IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 12, 2009.



                                           TLG Partners, L.P.

                                           By: TLG Capital Investment, LLC, its
                                           general partner
                                           By: /s/ Timothy Griffith
                                           Name: Timothy Griffith
                                           Title: Managing Member



                                           TLG Capital Investment, LLC

                                           By: /s/ Timothy Griffith
                                           Name: Timothy Griffith
                                           Title: Managing Member




                                           TIMOTHY GRIFFITH

                                           /s/ Timothy Griffith